Apex Critical Metals Confirms Significant Magnetic Anomaly at

Cap Project, British Columbia

Vancouver, British Columbia - November 12, 2025 - Apex Critical Metals Corp. (CSE: APXC | OTCQX: APXCF | FWB: KL9) ("Apex" or the "Company"), a Canadian mineral exploration company focused on the identification and development of critical and strategic metals, is pleased to announce the completion and results from a high resolution airborne geophysical survey completed at the Company's 100%-owned Cap Critical Minerals Project ("Cap" or the "Cap Project") in central British Columbia.

Highlights

• Strong magnetic high measuring approximately 2.2 km x 1.8 km with northwest offshoot

• Magnetic anomaly roughly correlates with the 1.8 km niobium-in-soil trend identified in 2024 and confirmed in 2025 drilling

• Helicopter borne magnetic and radiometric survey completed by Precision GeoSurveys Inc

• 781 line-km flown at 40 m spacing

• Assays remain pending for 2,251 m of core, with results expected shortly

Sean Charland, CEO of Apex Critical Metals, commented, "The new airborne survey has provided valuable insight into the scale and geometry of the magnetic anomaly, giving us a stronger foundation to evaluate future drill targets and plan the next phase of exploration in 2026. We anticipate receiving assays from the remaining drillholes shortly, which will further guide our understanding of the mineralized system."

The helicopter-borne survey was completed by Precision GeoSurveys Inc. of Langley, British Columbia, on September 15 and 16, 2025, and covered a total of 781 line-km at 40-m line spacing. The program was designed to provide detailed magnetic and radiometric data to assist in mapping the extent and geometry of carbonatite-hosted mineralization at the Cap Project.

The airborne magnetic survey delineates a large, well-defined magnetic high measuring approximately 2.2 km by 1.8 km, with a smaller magnetic offshoot extending northwest (Figure 1). The offshoot roughly correlates with the 1.8 km niobium-in-soil trend identified during the 2024 exploration program, which was subsequently confirmed in the subsurface during 2025 drilling. All drillholes completed in 2025 intersected carbonatite and/or associated alteration, with drillhole CAP25-006 returning 0.59 % Nb₂O₅ over 36.0 m, demonstrating a spatial correlation between magnetic intensity and niobium mineralization.

Figure 1. Map showing Total Magnetic Intensity (TMI) relative to historical and 2025 drillholes.
Apex Critical Metals 2025.

Historical drilling completed by the previous operator in 2017 tested the magnetic feature but is interpreted to have not drilled deep enough to intersect the primary source of the anomaly. The offshoot is interpreted to connect to the main magnetic body, suggesting a more extensive carbonatite system than previously recognized.

Magnetic anomalies in carbonatite systems are commonly caused by high magnetite content and associated iron-rich minerals such as pyrrhotite, which can act as geophysical markers for niobium and rare earth element-bearing carbonatites. The strong, coherent magnetic feature at CAP supports and enhances the current geological interpretation developed from Apex's drilling and surface mapping programs.

The interpretation of geophysical data is preliminary in nature. While the magnetic anomaly described is spatially associated with previously intersected carbonatite and niobium mineralization, there is no certainty that the anomaly itself is directly related to mineralization or that it represents the full extent of the carbonatite system. Additional drilling will be required to confirm the source of the magnetic feature.

Qualified Person

The technical content of this news release has been reviewed and approved by Nathan Schmidt, P. Geo. (EGBC Licence 48336), Geologist for Dahrouge Geological Consulting Ltd. (EGBC Permit to Practice 1003035), and a Qualified Person under NI 43-101 on standards of disclosure for mineral projects. Mr. Schmidt has verified all scientific and technical data disclosed in this news release and certified analytical data underlying the technical information disclosed. Mr. Schmidt noted no errors or omissions during the data verification process.

About Apex Critical Metals Corp. (CSE: APXC) (OTCQX: APXCF) (FWB: KL9)

Apex Critical Metals Corp. is a Canadian exploration company focused on advancing rare earth element (REE) and niobium projects that support the growing demand for critical and strategic metals across the United States and Canada. The Company's flagship Rift Project, located within the highly prospective Elk Creek Carbonatite Complex in Nebraska, U.S.A., hosts extensive rare earth rights surrounding one of North America's most advanced niobium-REE deposits. Historical drilling across the complex has reported broad intervals of high-grade REE mineralization, including intercepts such as 155.5 m of 2.70% REO and 68.2 m of 3.32% REO.

In Canada, Apex continues to advance its 100%-owned Cap Project, located 85 kilometres northeast of Prince George, British Columbia. The 2025 drill program confirmed a significant niobium discovery with 0.59% Nb₂O₅ over 36 metres, including 1.08% Nb₂O₅ over 10 metres, within a 1.8-kilometre-long niobium trend. The Cap Project continues to demonstrate strong potential for niobium mineralization within a large and previously unrecognized carbonatite system.

With a growing portfolio of critical mineral projects in both Canada and the United States, Apex Critical Metals is strategically positioned to help strengthen domestic supply chains for the minerals essential to advanced technologies, clean energy, and national security. Apex is publicly listed in Canada on the Canadian Securities Exchange (CSE) under the symbol APXC and quoted on the OTCQX market in the United States under the symbol APXCF, and in Germany on the Borse Frankfurt under the symbol KL9 and/or WKN: A40CCQ. Find out more at www.apexcriticalmetals.com and to sign up for free news alerts please go to https://apexcriticalmetals.com/news/news-alerts/, or follow us on X (formerly Twitter), Facebook or LinkedIn.

On Behalf of the Board of Directors

APEX CRITICAL METALS CORP.,

Sean Charland

Chief Executive Officer

Tel: 604.681.1568

Email: info@apexcriticalmetals.com

Neither the Canadian Securities Exchange nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION:

This news release may contain "forward-looking statements" under applicable Canadian securities legislation. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. Forward-looking statements in this news release include (without limitation) statements with respect to anticipated assay results from remaining 2025 drillholes, statements regarding the Company's US-based prospective assets (more particularly described above), including the potential for additional acquisitions and the potential for exploration, and statements regarding the potential for future exploration and drilling to confirm the source of magnetic anomalies. Forward-looking statements are subject to various known and unknown risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements. Risks that could change or prevent these events, activities or developments from coming to fruition include: the Company's properties are at an early stage of development and no current mineral resources or reserves have been identified by the Company thereof, that we may not be able to fully finance any additional exploration on the Company's properties; that even if we are able to raise capital, costs for exploration activities may increase such that we may not have sufficient funds to pay for such exploration or processing activities; the timing and content of any future work programs; geological interpretations based on drilling that may change with more detailed information; potential process methods and mineral recoveries assumptions based on limited test work and by comparison to what are considered analogous deposits that, with further test work, may not be comparable; testing of our process may not prove successful or samples derived from our properties may not yield positive results, and even if such tests are successful or initial sample results are positive, the economic and other outcomes may not be as expected; the anticipated market demand for REE and other minerals may not be as expected; the availability of labour and equipment to undertake future exploration work and testing activities; geopolitical risks which may result in market and economic instability. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements herein are made as of the date hereof, and the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.